

August 29, 2013

Mr. Brian L. Klemsz
Chief Executive Officer and President
WestMountain Asset Management, Inc.
123 North College Ave, Ste 200
Fort Collins, Colorado 80524

> **Re:** **WestMountain Asset Management, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 25, 2013**
> **File No. 000-53030**

Dear Mr. Klemsz:

We have reviewed your response letter dated August 21, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements

General

1) We note your response to our prior comment one. Please provide an updated materiality analysis that specifically addresses the quantitative factors considered that lead to the company's conclusion that the adjustments made to prior periods were not material to any previously filed financial statements. For each adjustment clarify the period to which it relates and the period the correction was made in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief